Exhibit 21.1

RANGE RESOURCES CORPORATION

Subsidiaries of Registrant

	Jurisdiction of
Name	Incorporation or Organization	Percentage of Voting Securities Owned by Immediate Parent
Range Production Company	Delaware	100%
Range Energy Services Company	Delaware	100%
Range Holdco, Inc.	Delaware	100%
Range Energy I, Inc.	Delaware	100%
Range Gathering & Processing Company	Delaware	100%
Range Gas Company	Delaware	100%
RRC Operating Company	Ohio	100%
Range Energy Finance Corporation	Delaware	100%
Range Energy Ventures Corporation	Delaware	100%
Gulfstar Energy, Inc.	Delaware	100%
Gulfstar Seismic, Inc.	Delaware	100%
Domain Energy International Corporation	British Virgin Islands	100%
Energy Assets Operating Company	Delaware	100%
Great Lakes Energy Partners, L.L.C.	Delaware	100%
RB Operating Company	Delaware	100%